Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of an article in PEConnection, an internal publication for Peoples Energy Corporation employees, distributed beginning August 11, 2006.

Weyers Gets Connected in Chicago

As the proposed combination of Peoples Energy and WPS Resources move forward with last weeks merger application to the Illinois Commerce Commissioner, employees of Peoples are beginning to meet with WPS Chairman, President and CEO, Larry Weyers.

Weyers visited with about 100 of Peoples’ senior leaders on July 28, describing the combination of the two companies as, “a merger of people.” He took questions and shared some laughs as he discussed two of his most admired leaders, Jack Welch - former GE chairman, and Colin Powell, former Secretary of State. On July 31, Weyers met with employees of Central Shop, Tech Training and Division Street. He intends to visit other company locations in the coming weeks and months.

The meetings included substance, as Weyers discussed the transition process, addressed questions about benefits and acknowledged that once the merger is complete there would be, “some displacement and some people in different jobs than those they hold today.”

Benefits
Weyers said while he didn’t have all the answers now to specific benefits questions, he wanted to ensure employees at both Peoples and WPS that the transition team, “will be sensitive about employees’ benefits concerns and will work out the details,” and keep employees informed along the way. Employees need to know about benefits, compensation and their future,” he said.

Employees of the Human Resources areas at Peoples and WPS are preparing a a side-by-side benefits analysis of benefits programs at the companies. This will provide employees a glimpse of the likenesses and differences of the programs. It is important to remember that Peoples benefits will remain the same for one year after the merger closes. Thereafter, benefits for the combined company will be determined.

Leadership
Weyers said one of his top goals at WPS has been to “upgrade” leadership because it is leaders who take the company across hurdles and meet challenges. He said, “We want the best team we can possibly put together at the new company.”

The transition teams are already working to develop the structure of the proposed new company. Weyers committed to communicating the organizational structure when it’s ready because, “people want to know what the team will look like and who the leaders will be.”

He discussed the estimated $80 million in synergies, saying some would be achieved by combining programs and services while others would come from staff reductions. He cautioned against being overly concerned about this by indicating that the companies hire a couple of hundred employees annually, which means some portion of any reductions would come through attrition.

Strategy
Weyers said the company would have four overriding strategic goals which include: strong utility operations, non-regulated businesses that add a “zip” to earnings, asset management to ensure they are benefiting the company and allegiance to strong financial ratings, balance sheet and cash flows.

He said the focus of the company would be on three constituencies: customers, shareholders and employees. “None of these should sacrifice for the benefit of the others,” Weyers added, “We need to satisfy all of them.”

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Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.